March 24, 2005



Mail Stop 04-09

VIA U.S. MAIL AND FAX 1-646-219-4828

Mr. Bruce Kamm
Chief Executive Officer
Bentley Commerce Corporation
7303 Merchant Court
Sarasota, FL 34240

Re:	Bentley Commerce Corporation
	Form 10-KSB for the year ended June 30, 2004
	File No. 000-27347

Dear Mr. Kamm:

We have reviewed your response letter dated March 17, 2005 and have the following additional comments. These comments should be addressed in all future filings with the Commission, if indicated. Supplementally provide to us the information requested if indicated and please be as detailed as necessary in your explanation.
1. We have reviewed your response to our prior comment #2. It appears from your response and from your disclosures in Note B, that the Company is providing services in exchange for the barter credits.
Pursuant to paragraph 4 of EITF 99-17, revenue and expense should be recognized at fair value only if the fair value of the services surrendered is determinable based on the entity`s own historical practice of receiving cash or other consideration that is readily convertible into cash in transactions with unrelated third parties.
We do not understand how you met the requirements of EITF 99-17 in recognizing $260,161 of revenues related to the sales of the products and services considering you appear to have a limited history of receiving cash for these types of transactions. Please explain. Pursuant to EITF 93-11, it should be presumed that the fair value of the non-monetary asset exchanged is more clearly evident than the fair value of the barter credits. In the Company`s case, the non-monetary assets that are originally exchanged for barter credits are the Company`s products and services. How did you apply the guidance in EITF 93-11 in determining the value of your products and services exchanged for barter credits?

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions, you may contact Kelly McCusker, Staff
Accountant, at (202) 824-5453 or myself at (202) 942-2814.



      Sincerely,


      Kathleen Collins
      Accounting Branch Chief





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Bentley Commerce Corp.
March 24, 2005
Page 2